

October 28, 2013

Via Email
Thomas R. Brugger
Chief Financial Officer
Sun Bancorp, Inc.
226 Landis Avenue
Vineland, NJ 08360

     Re: **Sun Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 18, 2013
              File No. 000-20957

Dear Mr. Brugger:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathryn McHale

                    Kathryn McHale
                    Senior Staff Attorney